IJJI, Inc.



ANNUAL REPORT

2033 GATEWAY PLACE #523

San Jose, CA 95110

0

www.gameflip.com

This Annual Report is dated March 2, 2023.

BUSINESS

Company's Business

IJJI, Inc. ("Gameflip" or the " Company") is a digital commerce platform for global gamers. The Company's business consists of Gameflip Market and Gameflip Omni.

Gameflip Market, launched in 2015, is a consumer-to-consumer (C2C) marketplace enabling gamers to buy and sell digital gaming items, digital codes for games & gift cards, and digital gaming collectibles and assets.

Gameflip Omni, launched in early 2022, is a business-to-consumer (B2C) storefront, enabling top brands, influencers, and game developers to create, market, and sell digital gaming collectibles and assets to gamers.

The Company is fully operational and has safely facilitated $160M+ in lifetime sales through our

platform ($25.8M in 2022) and generated $16M+ in lifetime revenue ($3.09M in 2022).

Team

The team is composed of experienced members in the technology and gaming industries, each with 10 to 20 years of start-up experience. The founders, JT and Terry, graduated from Stanford and have a track record of success, having previously built and sold Aeria Games, a Free-to-Play games publisher, to ProSieben, a top European media company.

Business Model

The Company employs a marketplace business model, generating revenue from both Buyers and Sellers for each completed transaction on its platform.

Buyers

1. Purchase Fees = fixed fee ($0.45) + variable fee (3.25% to 4.25%)

Sellers

1. Commission = variable fee (10%)

2. Cashout Fees = fixed fee ($1 to $2) + variable fee (1% to 2.5%)

Corporate Structure

The Company is a Corporation organized under the laws of the state of Delaware and incorporated in December of 2014. The Company has raised over $10 million from venture capitalists including Bullpen Capital, GoAhead Ventures, Lightbank and PlayNext.

The Company has one wholly-owned subsidiary, AdvanceClub, Inc., a Delaware Corporation. AdvanceClub, a product in the alpha stage, is an eLearning subscription platform for esports gamers powered by the Company's commerce platform. The Company plans to wind down its operations within the next 12 months.

Previous Offerings

The Company has NOT had any recent offering of securities in the last three years.

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2021 Compared to 2020

Circumstances which led to the performance of financial statements:

Overview

The Company employs a marketplace business model and top line performance is measured by key performance indicators including GMV and Revenue.

Gross Merchandise Value (GMV)

GMV represents the total dollar value of all items sold within the Company's commerce platform.

Based on the Company's unaudited financials, the yearly GMV is as follows: 2015 GMV of $542k, 2016 GMV of $5.8M, 2017 GMV of $15.8M, 2018 GMV of $25.2M, 2019 GMV of $28.7M, 2020 GMV of $32.2M, 2021 GMV of $27.3M and 2022 GMV of $25.8M.

The Company grew GMV for five straight years from 2015 to 2020. In 2020, the Covid stay at home orders (lockdowns) were enforced across the globe, creating a one time burst of growth for the video games industry as consumers spent increased amounts of time playing games. Similarly, a one off slowdown of the video games industry occurred in 2021 as the Covid lockdowns were reversed across the globe. Hence, this external factor created a year over year drop in GMV of 15% in 2021 vs. 2020..

GMV remained generally flat in 2022 compared to 2021 as we invested our resources into abstracting the Gameflip platform to develop a commerce toolkit to power transactions of digital

collectibles and assets for partners including game developers and blockchain platform developers. This key initiative will jumpstart a new B2B business for the Company and strategically enable it to address the lucrative blockchain games market, forecasted at $50B by 2025.

Sources:

1. https://www.statista.com/chart/22048/university-of-oxford-coronavirus-containment-and-health-index-selected-countries/

2. https://naavik.co/deep-dives/market-sizing

Revenue

Revenue is generated from fees, both fixed and variable, from Buyers and Sellers for each completed transaction within the Company's commerce platform.

Revenue for 2022 was $3.09M from GMV of $25.8M and revenue for 2021 was $3.28M from GMV of $27.3M. Revenue as a percentage of GMV remained stable at 12% in 2022 and 2021.

Similar to GMV, the Company's Revenue remained flat in 2022 compared to 2021 and expects for growth to be driven by B2B partnerships for our commerce toolkit as we onboard new game development and platform partners towards the second half of 2023.

Cost of Goods Sold

COGS consists of fees paid to our payment partners who process payments for our Buyers and process payouts for our Sellers.

COGS for 2022 was $835k or 3.2% of GMV ($25.8M) and COGS for 2021 was $865k or 3.2% of GMV ($27.3M).

Gross Margins

Gross Margins remained stable at 72.9% of Revenue in 2022 and 73.6% of Revenue in 2021.

Expenses

The Company's expenses consist of, among other things, compensation & benefits, sales & marketing and general & administrative.

Total operating expenses were $4.23M in 2022 and $4.21M in 2021. Given the challenging macroeconomic environment forecasted for 2023, we will actively focus to reduce expenses throughout 2023, primarily by reducing expenses in marketing and professional services.

Historical results and cash flows:

Historical Results and Cash Flows

The Company has raised over $10M from venture capitalists and has invested it to build a leading digital commerce platform for gamers, generating lifetime sales of $140M+ and lifetime revenue of $16M+ and supported by a community of 6 million gamers.

As a typical vertical marketplace, continued investments into product development and community growth are required to enable the Company to scale and capture valuable network effects that will make our marketplace more valuable as usage increases. Hence, we expect to incur losses in 2023 as we invest further into our business. However, depending upon the macroeconomic environment, we have the ability to actively reduce key expenses such as marketing and professional services, allowing us to operate at a near break-even level if necessary.

Liquidity and Capital Resources

At December 31, 2021, the Company had cash of $1,007,261.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

The Company does not have any material terms of indebtedness.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Tuan Nguyen

Tuan Nguyen's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Co-founder, CEO and Director

Dates of Service: January, 2015 - Present

Responsibilities: Oversees the overall strategy and operations of the Company. His salary is $200k per year and he owns 8.25% of the Company including shares and stock options.

Name: Terry Ngo

Terry Ngo's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Co-founder and CTO

Dates of Service: January, 2015 - Present

Responsibilities: Oversees the overall technology and product development of the Company. His salary is $200k per year and he owns 8.25% of the Company including shares and stock options.

Name: Lan Hoang

Lan Hoang's current primary role is with PlayNext. Lan Hoang currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Chairman of the Board

Dates of Service: January, 2015 - Present

Responsibilities: Advises on the strategy of the Company. He does not receive a salary and owns 1.05% of the company on a fully diluted basis including shares and stock options.

Other business experience in the past three years:

Employer: PlayNext

Title: Co-founder and CEO

Dates of Service: January, 2014 - Present

Responsibilities: Oversees overall strategy and investments

Other business experience in the past three years:

Employer: Game Changer

Title: Co-Founder & Board Member

Dates of Service: January, 2017 - Present

Responsibilities: Game Changer, www.gamechanger.ai, is a marketing and influencer platform, focusing mainly on the gaming industry.

Other business experience in the past three years:

Employer: TalentHub

Title: Co-Founder and Board Member

Dates of Service: January, 2017 - Present

Responsibilities: TalentHub, www.talenthub.jp, is a leading HR service for foreign IT engineers working in Japan. Its strategic shareholder is TechnoPro Holdings, the largest IT HR company in Japan, with 15,000 personnel.

Other business experience in the past three years:

Employer: SamuraiLand

Title: Co-Founder

Dates of Service: January, 2017 - Present

Responsibilities: Samurailand.com is a real estate portal created as a joint venture between PlayNext's Japan subsidiary and Tosei, a listed real estate company in Japan.

Name: Phil Brady

Phil Brady's current primary role is with GoAhead Ventures. Phil Brady currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Board Member

Dates of Service: January, 2015 - Present

Responsibilities: Advises on the strategy of the Company. He does not receive a salary and has no ownership in the Company. His investment firm, GoAhead Ventures, is the largest shareholder of the Company, with ownership of 23.06% on a fully diluted basis including shares and stock options.

Other business experience in the past three years:

Employer: GoAhead Ventures

Title: Managing Partner

Dates of Service: January, 2015 - Present

Responsibilities: Oversees investments into seed stage start-ups

Other business experience in the past three years:

Employer: Rainway

Title: Board Member

Dates of Service: July, 2018 - Present

Responsibilities: Advisor for growth and strategy

Other business experience in the past three years:

Employer: DogSpot

Title: Board Member

Dates of Service: December, 2018 - Present

Responsibilities: Advisor for growth and strategy

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2021, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Series Seed Preferred Stock

Stockholder Name: GoAhead Ventures LLC (via (i) ZenShin Core Technology Fund & (ii) Zenshin Core Technology Parallel Fund)

Amount and nature of Beneficial ownership: 4,766,030

Percent of class: 23.06

Title of class: Series Seed-1 Preferred Stock

Stockholder Name: GoAhead Ventures LLC (via (i) ZenShin Core Technology Fund & (ii) Zenshin Core Technology Parallel Fund)

Amount and nature of Beneficial ownership: 11,274,475

Percent of class: 23.06

RELATED PARTY TRANSACTIONS

The company has not conducted any related party transactions

OUR SECURITIES

The company has authorized Common Stock, Non-Voting Common Stock, Series PN Preferred Stock, Series Seed Preferred Stock, and Series Seed-1 Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 2,140,000 of Non-Voting Common Stock.

Common Stock

The amount of security authorized is 70,000,000 with a total of 19,898,458 outstanding.

Voting Rights

One vote per share.

Material Rights

Stock Options

The total amount outstanding includes 15,603,613 shares to be issued pursuant to outstanding options

The total amount outstanding includes 1,357,873 shares to be issued pursuant to stock options, reserved but unissued. under the Company's 2015 Stock Option plan.

Non-Voting Common Stock

The amount of security authorized is 12,500,000 with a total of 1,421,258 outstanding.

Voting Rights

There are no voting rights associated with Non-Voting Common Stock.

Material Rights

There are no material rights associated with Non-Voting Common Stock.

Series PN Preferred Stock

The amount of security authorized is 6,500,000 with a total of 6,500,000 outstanding.

Voting Rights

Each holder of Preferred Stock is entitled to the number of votes equal to the number of shares of Common Stock into which the shares of Preferred Stock held by such holder could be converted as of the record date. The holders of shares of the Preferred Stock are entitled to vote

on all matters on which the Common Stock is entitled to vote and, in addition, have Preferred Stock approval rights and other rights as described in the Company's Restated Certificate of Incorporation. The Board of Directors of the Company consists of three (3) members. So long as any shares of Series PN Preferred Stock remain outstanding, the holders of Series PN Preferred Stock, voting as a separate class, shall be entitled to elect one (1) member of the Company's Board of Directors. So long as any shares of Series Seed Preferred Stock remain outstanding, the holders of Series Seed Preferred Stock, voting as a separate class, shall be entitled to elect one (1) member of the Company's Board of Directors. The holders of Common Stock, voting as a separate class, shall be entitled to elect one (1) member of the Company's Board of Directors.

Material Rights

1. Rights under Restated Certificate of Incorporation

Unless otherwise defined, capitalized terms in this section have the meaning set forth in the Restated Certificate of Incorporation. Please see Exhibit F for a full description.

Dividends

In any calendar year, the holders of outstanding shares of Preferred Stock shall be entitled to receive dividends, when, as and if declared by the Board of Directors, out of any assets at the time legally available therefor, at the Dividend Rate specified in the Company's Restated Certificate of Incorporation for such shares of Preferred Stock, payable in preference and priority to any declaration or payment of any distribution on Common Stock of the Company in such calendar year. No distributions shall be made with respect to the Common Stock until all declared dividends on the Preferred Stocks have been paid or set aside for payment to the Preferred Stocks holders.

Liquidation

In the event of any liquidation, dissolution or winding up of the Company, either voluntary or involuntary, the holders of the Preferred Stock shall be entitled to receive, prior and in preference to any Distribution of any of the assets of the Company to the holders of the Common Stock by reason of their ownership of such stock, an amount per share for each share of Preferred Stock held by them equal to the sum of (i) the Liquidation Preference specified for such share of Preferred Stock and (ii) all declared (if any) but unpaid dividends (if any) on such share of Preferred Stock. If upon the liquidation, dissolution or winding up of the Company, the assets of the Company legally available for distribution to the holders of the Preferred Stock are insufficient to permit the payment to such holders of the full amounts specified above, then the entire assets of the Company legally available for distribution shall be distributed with equal priority and pro rata among the holders of the Preferred Stock in proportion to the full amounts they would otherwise be entitled to receive as described in this paragraph.

After the payment or setting aside for payment to the holders of Preferred Stock of the full amounts specified in Section 3(a) above, the entire remaining assets of the Company legally available for distribution shall be distributed pro rata to holders of the Common Stock of the Company in proportion to the number of shares of Common Stock held by them. For clarity, shares of Preferred Stock shall be entitled to either (i) the liquidation preference set forth above

or (ii) be converted into shares of Common Stock in order to participate in any Distribution, or series of Distributions, as shares of Common Stock, but not both.

Conversion

Each share of Preferred Stock shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share, into that number of fully-paid, nonassessable shares of Common Stock determined by dividing the Original Issue Price for the relevant series by the Conversion Price for such series. (The number of shares of Common Stock into which each share of Preferred Stock of a series may be converted is hereinafter referred to as the "Conversion Rate" for each such series.) Upon any decrease or increase in the Conversion Price for any series of Preferred Stock, as described in the Restated Certificate of Incorporation (e.g., for stock splits. etc.), the Conversion Rate for such series shall be appropriately increased or decreased. All shares or Preferred Stock also have broad-based weighted average anti-dilution protection upon certain future dilutive issuances, as set forth in the Restated Certificate of Incorporation, that could adjust the Conversion Price and, in turn, the Conversion Rate.

2. Rights of under Stockholders Agreement

The Company has entered into a Stockholders Agreement with the holders of Preferred Stock that confer them with additional rights, including the right to first offer to purchase, on a pro rata basis, new securities that the Company may propose to sell and issue, as well as information rights.

Series Seed Preferred Stock

The amount of security authorized is 15,164,636 with a total of 15,164,636 outstanding.

Voting Rights

Each holder of Preferred Stock is entitled to the number of votes equal to the number of shares of Common Stock into which the shares of Preferred Stock held by such holder could be converted as of the record date. The holders of shares of the Preferred Stock are entitled to vote on all matters on which the Common Stock is entitled to vote and, in addition, have Preferred Stock approval rights and other rights as described in the Company's Restated Certificate of Incorporation. The Board of Directors of the Company consists of three (3) members. So long as any shares of Series PN Preferred Stock remain outstanding, the holders of Series PN Preferred Stock, voting as a separate class, shall be entitled to elect one (1) member of the Company's Board of Directors. So long as any shares of Series Seed Preferred Stock remain outstanding, the holders of Series Seed Preferred Stock, voting as a separate class, shall be entitled to elect one (1) member of the Company's Board of Directors. The holders of Common Stock, voting as a separate class, shall be entitled to elect one (1) member of the Company's Board of Directors.

Material Rights

1. Rights under Restated Certificate of Incorporation

Unless otherwise defined, capitalized terms in this section have the meaning set forth in the

Restated Certificate of Incorporation. Please see Exhibit F for a full description.

Dividends

In any calendar year, the holders of outstanding shares of Preferred Stock shall be entitled to receive dividends, when, as and if declared by the Board of Directors, out of any assets at the time legally available therefor, at the Dividend Rate specified in the Company's Restated Certificate of Incorporation for such shares of Preferred Stock, payable in preference and priority to any declaration or payment of any distribution on Common Stock of the Company in such calendar year. No distributions shall be made with respect to the Common Stock until all declared dividends on the Preferred Stocks have been paid or set aside for payment to the Preferred Stocks holders.

Liquidation

In the event of any liquidation, dissolution or winding up of the Company, either voluntary or involuntary, the holders of the Preferred Stock shall be entitled to receive, prior and in preference to any Distribution of any of the assets of the Company to the holders of the Common Stock by reason of their ownership of such stock, an amount per share for each share of Preferred Stock held by them equal to the sum of (i) the Liquidation Preference specified for such share of Preferred Stock and (ii) all declared (if any) but unpaid dividends (if any) on such share of Preferred Stock. If upon the liquidation, dissolution or winding up of the Company, the assets of the Company legally available for distribution to the holders of the Preferred Stock are insufficient to permit the payment to such holders of the full amounts specified above, then the entire assets of the Company legally available for distribution shall be distributed with equal priority and pro rata among the holders of the Preferred Stock in proportion to the full amounts they would otherwise be entitled to receive as described in this paragraph.

After the payment or setting aside for payment to the holders of Preferred Stock of the full amounts specified in Section 3(a) above, the entire remaining assets of the Company legally available for distribution shall be distributed pro rata to holders of the Common Stock of the Company in proportion to the number of shares of Common Stock held by them. For clarity, shares of Preferred Stock shall be entitled to either (i) the liquidation preference set forth above or (ii) be converted into shares of Common Stock in order to participate in any Distribution, or series of Distributions, as shares of Common Stock, but not both.

Conversion

Each share of Preferred Stock shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share, into that number of fully-paid, nonassessable shares of Common Stock determined by dividing the Original Issue Price for the relevant series by the Conversion Price for such series. (The number of shares of Common Stock into which each share of Preferred Stock of a series may be converted is hereinafter referred to as the "Conversion Rate" for each such series.) Upon any decrease or increase in the Conversion Price for any series of Preferred Stock, as described in the Restated Certificate of Incorporation (e.g., for stock splits. etc.), the Conversion Rate for such series shall be appropriately increased or decreased. All shares or Preferred Stock also have broad-based weighted average anti-dilution protection upon certain future dilutive issuances, as set forth in the Restated Certificate of

Incorporation, that could adjust the Conversion Price and, in turn, the Conversion Rate.

2. Rights of under Stockholders Agreement

The Company has entered into a Stockholders Agreement with the holders of Preferred Stock that confer them with additional rights, including the right to first offer to purchase, on a pro rata basis, new securities that the Company may propose to sell and issue, as well as information rights.

Series Seed-1 Preferred Stock

The amount of security authorized is 28,000,000 with a total of 27,999,999 outstanding.

Voting Rights

Each holder of Preferred Stock is entitled to the number of votes equal to the number of shares of Common Stock into which the shares of Preferred Stock held by such holder could be converted as of the record date. The holders of shares of the Preferred Stock are entitled to vote on all matters on which the Common Stock is entitled to vote and, in addition, have Preferred Stock approval rights and other rights as described in the Company's Restated Certificate of Incorporation. The Board of Directors of the Company consists of three (3) members. So long as any shares of Series PN Preferred Stock remain outstanding, the holders of Series PN Preferred Stock, voting as a separate class, shall be entitled to elect one (1) member of the Company's Board of Directors. So long as any shares of Series Seed Preferred Stock remain outstanding, the holders of Series Seed Preferred Stock, voting as a separate class, shall be entitled to elect one (1) member of the Company's Board of Directors. The holders of Common Stock, voting as a separate class, shall be entitled to elect one (1) member of the Company's Board of Directors.

Material Rights

1. Rights under Restated Certificate of Incorporation

Unless otherwise defined, capitalized terms in this section have the meaning set forth in the Restated Certificate of Incorporation. Please see Exhibit F for a full description.

Dividends

In any calendar year, the holders of outstanding shares of Preferred Stock shall be entitled to receive dividends, when, as and if declared by the Board of Directors, out of any assets at the time legally available therefor, at the Dividend Rate specified in the Company's Restated Certificate of Incorporation for such shares of Preferred Stock, payable in preference and priority to any declaration or payment of any distribution on Common Stock of the Company in such calendar year. No distributions shall be made with respect to the Common Stock until all declared dividends on the Preferred Stocks have been paid or set aside for payment to the Preferred Stocks holders.

Liquidation

In the event of any liquidation, dissolution or winding up of the Company, either voluntary or involuntary, the holders of the Preferred Stock shall be entitled to receive, prior and in preference to any Distribution of any of the assets of the Company to the holders of the Common Stock by reason of their ownership of such stock, an amount per share for each share of Preferred Stock held by them equal to the sum of (i) the Liquidation Preference specified for such share of Preferred Stock and (ii) all declared (if any) but unpaid dividends (if any) on such share of Preferred Stock. If upon the liquidation, dissolution or winding up of the Company, the assets of the Company legally available for distribution to the holders of the Preferred Stock are insufficient to permit the payment to such holders of the full amounts specified above, then the entire assets of the Company legally available for distribution shall be distributed with equal priority and pro rata among the holders of the Preferred Stock in proportion to the full amounts they would otherwise be entitled to receive as described in this paragraph.

After the payment or setting aside for payment to the holders of Preferred Stock of the full amounts specified in Section 3(a) above, the entire remaining assets of the Company legally available for distribution shall be distributed pro rata to holders of the Common Stock of the Company in proportion to the number of shares of Common Stock held by them. For clarity, shares of Preferred Stock shall be entitled to either (i) the liquidation preference set forth above or (ii) be converted into shares of Common Stock in order to participate in any Distribution, or series of Distributions, as shares of Common Stock, but not both.

Conversion

Each share of Preferred Stock shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share, into that number of fully-paid, nonassessable shares of Common Stock determined by dividing the Original Issue Price for the relevant series by the Conversion Price for such series. (The number of shares of Common Stock into which each share of Preferred Stock of a series may be converted is hereinafter referred to as the "Conversion Rate" for each such series.) Upon any decrease or increase in the Conversion Price for any series of Preferred Stock, as described in the Restated Certificate of Incorporation (e.g., for stock splits. etc.), the Conversion Rate for such series shall be appropriately increased or decreased. All shares or Preferred Stock also have broad-based weighted average anti-dilution protection upon certain future dilutive issuances, as set forth in the Restated Certificate of Incorporation, that could adjust the Conversion Price and, in turn, the Conversion Rate.

2. Rights of under Stockholders Agreement

The Company has entered into a Stockholders Agreement with the holders of Preferred Stock that confer them with additional rights, including the right to first offer to purchase, on a pro rata basis, new securities that the Company may propose to sell and issue, as well as information rights.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the shares should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business. Any valuation at this stage is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited Any shares purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the video games or blockchain industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. If the Company cannot raise sufficient funds it will not succeed The Company, is offering shares in the amount of up to $1.07M in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds." Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share. Management Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. The amount raised in this offering may include investments from company insiders or immediate family members Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page. We are reliant on one main type of service All of our current services are variants on one type of service, providing a platform for online commerce. Our revenues are therefore dependent upon the market for online commerce for the video games market. Some of our products are still in prototype phase and might never be operational products It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders. Minority Holder; Securities with No Voting Rights The Non-Voting Common Stock that an investor is buying has

no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the holders of senior securities (e.g., debt and preferred stock, etc.) have been paid out. You are trusting that management will make the best decision for the company You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. Insufficient Funds The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. Our new product could fail to achieve the sales projections we expected Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We face significant market competition We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right

employees in the right positions at the right time. This would likely adversely impact the value of your investment. We rely on third parties to provide services essential to the success of our business We rely on third parties to provide a variety of essential business functions for us, including accounting, legal work, public relations, advertising, technology and payments. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance. The Company is vulnerable to hackers and cyber-attacks As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Gameflip or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Gameflip could harm our reputation and materially negatively impact our financial condition and business. Regulation of Digital Assets Regulation of digital assets, offerings of digital assets, blockchain technologies, and digital asset exchanges are currently undeveloped and likely to rapidly evolve, and vary significantly among U.S. federal, state and local jurisdictions, as well as foreign jurisdictions, and are subject to significant uncertainty. Various legislative and executive bodies in the U.S. and other countries are currently considering, or may in the future consider, laws, regulations, guidance, or other actions, which may severely impact the Company and digital assets. Failure by the Company to comply with any laws, rules and regulations, some of which may not exist yet or are subject to interpretation and may be subject to change, could result in a variety of adverse consequences, including criminal and civil penalties and fines. New or changing laws and regulations or interpretations of existing laws and regulations could have material adverse consequences on the Company, its business and future plans. Regulatory determinations may make certain digital assets, or their transfers, illegal in some jurisdictions. It is possible that current or future regulations could make certain digital assets illegal in some jurisdictions. Additionally, digital assets might be classified as a "security" under U.S. federal, U.S. state and/or non-U.S. securities laws. Any such development would have material adverse consequences on the Company, its business and future plans. The Company is developing and designing its marketplace and future service offerings under the assumptions that the relevant digital assets would not be classified as a "security", but such design has not yet been subjected to rigorous analysis by any governmental authority. If our assumptions prove to be incorrect, the Company may not be able to operate the marketplace as planned, and/or may be subject to extremely high compliance costs, and/or may face legal disputes, enforcement actions, damages and fines.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1) to the Company;

(2) to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on March 2, 2023.

IJJI, Inc.

By   /s/ *Tuan (JT) Nguyen*

Name: IJJI, Inc.

Title: CEO

Exhibit A

FINANCIAL STATEMENTS

IJJI, INC.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2022 AND 2021
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
iJJi, Inc.
San Jose, California

We have reviewed the accompanying financial statements of iJJi, Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2022 and December 31, 2021, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2022 and December 31, 2021, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 12, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

January 27, 2023
Los Angeles, California

IJJI INC.
BALANCE SHEET
(UNAUDITED)

As of December 31,		2022		2021
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	1,007,261	$	2,549,130
Acccounts Receivable, net		356,976		146,277
Inventory		6,168		25,286
Prepaids and Other Current Assets		30,158		17,520
Total Current Assets		**1,400,563**		**2,738,212**
Property and Equipment, net		3,731		5,998
Security Deposit		-		25,347
Total Assets	$	**1,404,294**	$	**2,769,557**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Accounts Payable	$	24,642	$	41,344
Other Current Liabilities		598,343		424,021
Total Current Liabilities		**622,985**		**465,365**
Promissory Notes and Loans		-		-
Total Liabilities		**622,985**		**465,365**
STOCKHOLDERS EQUITY				
Common Stock		294		294
Non-Voting Common Stock		98		-
Series PN Preferred Stock		650		650
Series Seed Preferred Stock		1,516		1,516
Series Seed-1 Preferred Stock		2,800		2,800
Additional Paid in Capital		11,484,811		11,025,863
Retained Earnings/(Accumulated Deficit)		(10,708,861)		(8,726,932)
Total Stockholders' Equity		**781,309**		**2,304,192**
Total Liabilities and Stockholders' Equity	$	**1,404,294**	$	**2,769,557**

See accompanying notes to financial statements.

IJJI INC.
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,		2022		2021
(USD $ in Dollars)				
Net Revenue	$	3,090,690	$	3,280,014
Cost of Goods Sold		835,764		865,404
Gross profit		2,254,927		2,414,610
Operating expenses				
General and Administrative		2,862,402		2,720,155
Sales and Marketing		1,368,505		1,493,230
Total operating expenses		4,230,907		4,213,385
Operating Income/(Loss)		(1,975,980)		(1,798,775)
Interest Expense		-		-
Other Loss/(Income)		5,949		(246,032)
Income/(Loss) before provision for income taxes		(1,981,929)		(1,552,743)
Provision/(Benefit) for income taxes		-		1,664
Net Income/(Net Loss)	$	(1,981,929)	$	(1,554,407)

See accompanying notes to financial statements.

IJJI INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

(in , $US)	Common Stock		Non-Voting Common Stock		Series PN Preferred Stock		Series Seed Preferred Stock		Series Seed-1 Preferred Stock		Additional Paid In Capital	Retained earnings/ (Accumulated Deficit)	Total Shareholder Equity
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount			
Balance—December 31, 2020	2,936,972 $	294	- $	-	6,500,000 $	650	15,164,636 $	1,516	28,000,000 $	2,800	$ 11,025,863	$ (7,172,525)	$ 3,858,598
Net income/(loss)												(1,554,407)	(1,554,407)
Balance—December 31, 2021	2,936,972	294	-	-	6,500,000	650	15,164,636	1,516	28,000,000	2,800	11,025,863	$ (8,726,932)	$ 2,304,192
Issuance of stock on Crowdfunding			984,741	98							458,948		459,046
Net income/(loss)												(1,981,929)	(1,981,929)
Balance—December 31, 2022	2,936,972 $	294	984,741 $	98	6,500,000 $	650	15,164,636 $	1,516	28,000,000 $	2,800	$ 11,484,811	$ (10,708,861)	$ 781,309

See accompanying notes to financial statements.

IJJI INC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		2022		2021
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(1,981,929)	$	(1,554,407)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Depreciation of Property		2,267		5,349
PPP loan forgivness		-		(237,070)
Changes in operating assets and liabilities:				
Acccounts receivable, net		(210,699)		334,341
Inventory		19,118		(18,081)
Prepaids and Other Current Assets		(12,639)		9,191
Accounts Payable		(16,702)		(11,058)
Other Current Liabilities		174,322		(319,838)
Security Deposit		25,347		
Net cash provided/(used) by operating activities		**(2,000,915)**		**(1,791,573)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of Property and Equipment		-		(3,893)
Net cash provided/(used) in investing activities		**-**		**(3,893)**
CASH FLOW FROM FINANCING ACTIVITIES				
Issuance of stock on Crowdfunding		459,046		-
Net cash provided/(used) by financing activities		**459,046**		**-**
Change in Cash		(1,541,869)		(1,795,466)
Cash—beginning of year		2,549,130		4,344,596
Cash—end of year	$	**1,007,261**	$	**2,549,130**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	-	$	-
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note		-		
Issuance of equity in return for accrued payroll and other liabilities				

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

iJJi Inc. was incorporated on December 22, 2014, in the state of Delaware. The financial statements of iJJi Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in San Jose, California.

Gameflip is an innovation focused technology company creating the commerce engine for the gaming metaverse enabling all ecosystem participants including gamers, creators, brands, and developers to connect, safely conduct commerce, and mutually share the benefits. Led by serial entrepreneurs and veterans in the technology and gaming industries, the team specializes in building safe, secure and highly scalable platforms for transacting digital assets (NFTs), digital goods and services. Since launching in 2015, its 6 million loyal community members have safely transacted over $120M on the Gameflip platform. By combining its simple and intuitive platform with blockchain technology that delivers transparent ownership and playable NFTs, Gameflip is making NFTs accessible and safe for the mainstream.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2022, and December 31, 2021, the Company's cash and cash equivalents exceeded FDIC insured limits by $408,739 and $1,810,788, respectively.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at a net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2022, and 2021, the Company determined that no reserve was necessary.

Inventory

Inventories are valued at the lower cost and net realizable value. Costs related to gift cards are determined using an average method.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment are as follows:

Category	Useful Life
Computer & Office Equipment	5 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

iJJi Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, revenue from contracts with customers, when delivery of services is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the service has been performed and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from the commission and processing fee from selling video games, gift cards, NFTs, etc. Gross merchandise value (GMV), which represents dollar value of items sold in our marketplaces (does not represent revenue earned by us), consists of:

For Fiscal Year Ended December 31,	2022	2021
Sales	25,863,091	27,327,583
Cancelled sales	(4,674,097)	(4,579,956)
NET GMV	$ **21,188,994**	$ **22,747,627**

Cost of sales

Costs of goods sold include merchant fees, royalties, etc.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2022, and December 31, 2021, amounted to $1,368,505 and $1,493,230, which is included in sales and marketing expenses.

Stock-Based Compensation

The Company accounts for stock-based compensation to both employees and non-employees in accordance with ASC 718, Compensation - Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

COVID-19

In March 2020, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through January 27, 2023, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

FASB issued ASU No. 2019-02, leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3.   INVENTORY

Inventory consists of the following items:

As of Year Ended December 31,	2022	2021
Gift cards	6,168	25,286
Total Inventory	$ 6,168	$ 25,286

4.   DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables and accounts payable consist primarily of trade payables. Prepaid and other current assets consist of the following items:

As of Year Ended December 31,	2022	2021
Prepaid Expense	30,158	17,520
Total Prepaids and Other Current Assets	$ 30,158	$ 17,520

Other current liabilities consist of the following items:

As of Year Ended December 31,	2022	2021
Accrued Liabilities	439,564	251,151
Payroll Liabilities	65,566	67,337
Accrued PTO	72,024	63,082
I/C Payable US	21,190	31,243
Deferred Rent	-	11,207
Total Other Current Liabilities	$ 598,343	$ 424,021

5.   PROPERTY AND EQUIPMENT

As of December 31, 2022, and December 31, 2021, property and equipment consists of:

As of Year Ended December 31,	2022	2021
Computer & Office Equipment	$ 27,955	$ 27,955
Property and Equipment, at Cost	**27,955**	**27,955**
Accumulated depreciation	(24,225)	(21,958)
Property and Equipment, Net	**$ 3,731**	**$ 5,998**

Depreciation expenses for property and equipment for the fiscal year ended December 31, 2022, and 2021 were in the amount of $2,267 and $5,349, respectively.

6.   CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 70,000,000 shares of Common Shares class with a par value of $0.0001. As of December 31, 2022, and December 31, 2021, 2,936,372 shares have been issued and are outstanding.

Common Stock- Non-Voting

The Company is authorized to issue 12,500,000 shares of Common Shares class with a par value of $0.0001. As of December 31, 2022, and December 31, 2021, 984,741 and 0 shares have been issued and are outstanding, respectively.

Series PN Preferred Stock

The Company is authorized to issue 6,500,000 shares of Preferred Shares with a $0.0001 par value. As of December 31, 2022, and December 31, 2021, 6,500,000 shares of Series PN Preferred Stock have been issued and are outstanding.

Series Seed Preferred Stock

The Company is authorized to issue 15,164,636 shares of Preferred Shares with a $0.0001 par value. As of December 31, 2022, and December 31, 2021, 15,164,636 shares of Series Seed Preferred Stock have been issued and are outstanding.

Series Seed-1 Preferred Stock

The Company is authorized to issue 28,000,000 shares of Preferred Shares with a $0.0001 par value. As of December 31, 2022, and December 31, 2021, 28,000,000 shares of Series Seed-1 Preferred Stock have been issued and are outstanding.

7.   SHAREBASED COMPENSATION

During 2015, the Company authorized the Stock Option Plan (which may be referred to as the "Plan"). The Company reserved 16,961,486 shares of its Common Stock pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants.

The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of four years. The amounts granted each calendar year to an employee or non-employee is limited depending on the type of award.

Stock Options

The Company granted stock options. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

As of Year Ended December 31,	2021
Expected life (years)	10.00
Risk-free interest rate	2.50%
Expected volatility	75%
Annual dividend yield	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's Common Stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's Common Stock has enough market history to use historical volatility.

The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its Common Stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of Common Stock based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company's stock options activity and related information is as follows:

	Number of Awards		Weighted Average Exercise	Weighted Average Contract Term
Outstanding at December 31, 2020	15,603,613	$	0.00	-
Granted	-			
Execised	-			
Expired/Cancelled	-			-
Outstanding at December 31, 2021	15,603,613	$	0.00	5.77
Exercisable Options at December 31, 2021	15,603,613	$	0.00	5.77
Granted	-	$	-	
Execised	-	$	-	
Expired/Cancelled	-	$	-	
Outstanding at December 31, 2022	15,603,613	$	0.00	4.77
Exercisable Options at December 31, 2022	15,603,613	$	0.00	4.77

Stock option expenses for the years ended December 31, 2022, and December 31, 2021, were $0.

8.   INCOME TAXES

The provision for income taxes for the year ended December 31, 2022, and December 31, 2021, consists of the following:

As of Year Ended December 31,		2021		2020
Net Operating Loss	$	(591,408)	$	(540,973)
Valuation Allowance		591,408		540,973
Net Provision for income tax	$	-	$	-

Significant components of the Company's deferred tax assets and liabilities on December 31, 2022, and December 31, 2021, are as follows:

As of Year Ended December 31,		2021		2020
Net Operating Loss	$	(1,531,282)	$	(939,875)
Valuation Allowance		1,531,282		939,875
Total Deferred Tax Asset	$	-	$	-

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2022, and December 31, 2021. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carry-forward period are reduced or increased.

For the fiscal year ending December 31, 2022, the Company had federal cumulative net operating loss ("NOL") carryforwards of $1,077,645, and the Company had state net operating loss ("NOL") carryforwards of approximately $453,637. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2022, and December 31, 2021, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2022, and December 31, 2021, the Company had no accrued interest and penalties related to uncertain tax positions.

9.   RELATED PARTY

There are no related party transactions.

10. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2022, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

11. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2022, through January 27, 2023, which is the date the financial statements were available to be issued.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

12. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $1,975,980, an operating cash flow loss of $2,000,915, and liquid assets in cash of $1,007,261, which is less than a year worth of cash reserves as of December 31, 2022. The Company's situation raises a substantial doubt on whether the entity can continue as a going concern in the next twelve months.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

CERTIFICATION

I, Tuan (JT) Nguyen, Principal Executive Officer of IJJI, Inc., hereby certify that the financial statements of IJJI, Inc. included in this Report are true and complete in all material respects.

Tuan (JT) Nguyen

CEO